Exhibit 99.4

BUSINESS OF SAFE HARBOR FINANCIAL

Unless otherwise indicated or the context otherwise requires, references in this section to “Safe Harbor,” “we,” “us,” “our” and other similar terms refer to SHF prior to the Business Combination and to the Company and SHF, on a consolidated basis, after giving effect to the Business Combination. The description of Safe Harbor’s operations included herein also refers, as appliable, to the operations of its predecessor, as described in more detail in the Combined Financial Statements for SHF, LLC included elsewhere in this Proxy Statement.

Summary of Safe Harbor’s Business

Safe Harbor is a market-leading service provider to financial institutions for the legal U.S. cannabis marketplace and has been successful in doing so since its inception in 2015. We believe Safe Harbor is a marketplace leader in:

●	Onboarding, verification and monitoring of customer accounts maintained at our client financial institutions;
●	building a national presence by providing services to financial institutions who have CRB customers in 20 states, with the foundation to scale and expand our services to financial institutions in all state-legal cannabis markets across the United States and its territories;
●	developing proprietary onboarding and compliance software maintaining the highest standard of “Know Your Customer” (“KYC”) and Bank Secrecy Act (“BSA”) compliance;
●	compliant lending services and assisting in underwriting for loans to CRBs and ancillary service providers to CRBs; and
●	successfully navigating the high scrutiny that comes with 16 state and federal examinations in its more than seven-year operating history.

Safe Harbor was conceived in 2015 as a solution to a major problem that plagued the nascent legalized cannabis industry in Colorado - access to reliable and compliant financial services. Cannabis related funds were already finding their way into the financial system, including via hidden, misrepresented accounts and unlawful banking practices. Based upon our research we determined that the appropriate step was to protect the financial system from criminal activity and provide legitimacy to the legal state CRBs. From decades of regulatory and banking experience, we created a detailed compliance program to assist financial institutions desiring to provide safe and sound financial services that would accomplish industry accountability and protect the financial system. The compliance program provides onboarding, validation and monitoring services to financial institutions desiring to provide traditional banking services to all types of marijuana, hemp, and CBD businesses, and to ancillary businesses that provide services to the cannabis industry. These ancillary businesses include payroll companies, payment processors, and professionals providing services to and receiving payment from CRBs. As the lawful cannabis industry grew beyond Colorado, Safe Harbor evolved its business practices to build a national footprint and currently provides services to financial institutions that provide banking services in 20 states where cannabis is either legal medicinally or for full adult use. The below schedule demonstrates states where CRBs are located for which SHF has provided onboarding and monitoring services and those where some form of cannabis use is legal, representing immediate opportunity for expansion.

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1Includes medical and/or adult use cannabis. Does not include states that have legalized CBD-only.

Source: Wall Street analysis and industry reports

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Safe Harbor has capitalized on the opportunity to do what financial institutions would not do directly – provide access to financial services to the underserved cannabis industry. Among the factors preventing most financial institutions from providing similar services are:

●	conflicting state and federal laws regarding legalization;
●	the high-risk nature of cannabis due to its black market history and undocumented, illegally earned legacy funds;
●	FinCEN guidance issued in 2014 (the “2014 FinCen Guidance”) explaining how financial institutions might serve the cannabis industry, creating potential for differing interpretations and inconsistent standards;
●	under-the-radar operations of CRBs and the complex nature of the corporate structures created to separate and protect assets, which creates steep learning curves necessitating the specialized cannabis sector training, onboarding, monitoring and funds validation;
●	BSA obligations to which few financial institutions are willing to dedicate the significant necessary resources, and fear of non-compliance, which can result in millions of dollars in fines assessed against the financial institution.

The lack of a “safe harbor” regulatory provision that would protect officers and directors from prosecution for providing financial services to companies that produce and sell cannabis products provides the business opportunity that we have sought to fulfill.

During April 2021, the United States House of Representatives passed the SAFE Banking Act of 2021 (the “SAFE Act”). The SAFE Act would prohibit federal regulators from fining and penalizing financial institutions and their management/executive team who service legitimate businesses including those in the cannabis industry (i.e. those legal operating in states that have approved cannabis for medicinal and/or adult use). The SAFE Act has not been brought to or passed by the Senate and therefore is not law. Even with the passage of the SAFE Act, we do not believe the above barriers to entry would be significantly reduced. We feel due to the high cash nature of the business, which we believe will persist in the near and mid term, and the illicit history of cannabis, many potential competitors will remain hesitant to serve the industry resulting in an outsized opportunity for SHF.

Since inception (including its predecessor, Eagle Legacy Services, LLC, a subsidiary of PCCU), Safe Harbor has onboarded over $12 billion in cannabis related funds into the financial system with what we believe to be the highest level of monitoring and validation. In conjunction with its financial institution clients, Safe Harbor has successfully completed 16 state and federal exams without interruption resulting in reliable financial services. Safe Harbor’s onboarded deposits currently consist of nearly 600 accounts that were onboarded and validated in a methodical manner to ensure continuity of service while under significant regulator scrutiny. Safe Harbor’s services started with only 10 test CRBs resulting in current onboarded accounts representing approximately 60 times growth since Safe Harbor began operations. Safe Harbor has successfully grown its onboarded deposits at a rapid pace, with a compound annual growth rate (“CAGR”) of 69% from 2015 to 2021. Onboarded deposits processed in 2021 were approximately $3.6 billion.

Safe Harbor’s onboarding process for CRBs desiring banking services through PCCU or another financial institution is a multi-step process that is designed to fulfill the financial institution’s “know your customer” requirements and the diligence expectations set forth in the 2014 FinCEN Guidance related to providing services to CRBs, particularly developing an understanding of the normal and expected activity for the business.

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●	The account opening process begins with an application and supporting documentation provided by the CRB, which are uploaded and logged so that, following a quality control review, open items and questions are flagged for follow up. All account-related documentation is stored in a secure database that allows Safe Harbor’s oversight, audit and exam functions to have access to all of the CRB’s documents.

●	As part of Safe Harbor’s diligence process, background checks are performed on all business owners, with the need for additional background checks of indirect owners or investors determined in the application review stage.

●	Other diligence includes, among other things, as applicable, confirmation of licensure, on-site visits to review business processes and inspect business locations, verification of sources of funds, review of business and inventory records, and review of other information necessary for a full understanding of the prospective customer’s business and historical operations.

●	The account opening process is completed with the assistance of a financial institution staff member.

Currently, substantially all deposits are maintained by PCCU, Safe Harbor’s parent, and all transmissions of funds to or from these deposit accounts are handled directly by PCCU. We have expanded, and intend to continue to expand, our relationships with other financial institutions that similarly hold the CRB deposit accounts and handle transmissions of funds to and from the accounts. Although we do not hold the deposit accounts, we believe that account retention is a measure of our ability to efficiently and compliantly onboard, validate and monitor CRB accounts. For the year ended December 31, 2021, our account retention rate, representing onboarded accounts active at the end of the year as compared to onboarded accounts open at January 1, 2021, is 83.4%. For the three months ended March 31, 2022, our account retention rate, representing onboarded accounts active at the end of March 31, 2022 as compared to onboarded accounts open at January 1, 2022, is 94.2%. The largest 10 CRB accounts held at PCCU for the period ended December 31, 2021 represented less than 12% of fee income from onboarded deposits, which is currently our largest source of revenue. For the three months ended March 31, 2022 and March 31, 2021, the largest 10 CRB accounts based on fee income from onboarded deposits represented approximately 10.3% and 13.1%, respectively, of fee income from onboarded deposits. Building upon the existing foundation, we believe SHF has the ability to continue to grow the financial institution clients for which it onboards deposits and related fee income at a strong pace. In addition, we plan to add access to additional financial services to the Safe Harbor platform, such as merchant processing, custodial relationships, insurance products, broker/dealer services, payment processing services and investment services, although in each case these services would be provided by a third party holding necessary licenses.

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We hope to leverage our current operational capabilities to build a “one stop shop” with reliable, proven compliance and service programs for financial institutions under the Safe Harbor brand. Access to additional services may either be developed through contractual relationships with third parties or acquired via our merger and acquisition strategy as described below. We feel Safe Harbor is well positioned to become a leading provider of access to financial services to cannabis, hemp and CBD businesses and ancillary businesses providing services to CRBs across the U.S.

What Safe Harbor Does

Safe Harbor has developed and commercialized a fully compliant financial services platform for financial institutions providing banking services to CRBs to access and maintain reliable financial services as long as both the financial institution client and the CRB meet regulatory requirements. Our platform has been streamlined and finetuned for the past 7 years which enables Safe Harbor staff to efficiently guide financial institution clients and the CRBs desiring banking services through the onboarding, validation and monitoring process. Our automated platform provides for an efficient and effective management tool allowing our employees to provide continuity of service while enabling compliance staff to monitor BSA activities.

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Through the Safe Harbor platform, our financial institution clients have the ability to provide CRBs with access to traditional financial services including wires, debit, ACH, remote deposit capture, business checking and savings accounts, courier and vaulting services, cash management accounts and commercial lending. We believe our services have been implemented consistent with applicable law and regulations, ensuring our financial institution clients will be able to provide CRBs with reliable access to these services. We feel our history of developing processes that satisfy regulatory standards has resulted in a solid reputation with related authorities and solidifies our ability to continue to grow existing services and reduces barriers in expanding into new service offerings.

Safe Harbor maintains relationships with PCCU, its current parent, and other financial institutions in which the CRB funds are deposited and monetary transactions are performed. SHF’s agreements with the financial institution allow the Safe Harbor platform to interface with the financial institution’s core banking systems and extract data necessary to monitor the deposit accounts onboarded by Safe Harbor. Financial transactions, such as funds transmissions to or from the accounts, occur through PCCU’s and other financial institution client’s infrastructure.

When a CRB or ancillary service provider approaches PCCU or other financial institution for which Safe Harbor provides its onboarding services, an initial onboarding fee is assessed based on the type and complexity of the business. Onboarding is an important part of the KYC requirements set forth in federal guidance. The onboarding process can require a great deal of time depending on the business complexity and the fee we assess is based upon the complexity and required time to complete the process. Additionally, Safe Harbor assesses monthly deposit and activity fees, which have historically been the majority of our revenue. These fees are also based on business type and size. Monitoring and validating deposit activity is paramount to the success of the Safe Harbor platform. We believe our compliance-first focus reassures regulators and law enforcement that Safe Harbor continues to focus on the safety and soundness of the financial system.

Investment income is also generated when PCCU or other financial institution clients invest CRB deposits. Under the Account Servicing Agreement with PCCU, PCCU retains 25% of this related investment income. Through its relationship with PCCU, depository amounts invested are typically restricted to low-risk assets with high liquidity and low returns. Amounts invested are regulatorily restricted depending on the regulating authorities of the financial institutions with whom we contract.

The level of CRB deposits onboarded by Safe Harbor and held at PCCU allows for robust lending capacity. During 2020, Safe Harbor implemented a commercial lending program, which will be a strong pillar for future revenue and profit growth. The focus will primarily include senior secured lending with smaller loans considered for unsecured lending. Collateral types would include real estate, equipment, and other business assets. The commercial lending program is built on:

●	stringent collateral package requirements with ample loan to value coverage;
●	strong underwriting of collateral and creditworthiness of borrower; and
●	a deep knowledge and understanding of the industry, borrowers’ operations and the cannabis industry business cycle.

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Currently, lending is primarily funded through PCCU using the funds from CRB deposit accounts onboarded by Safe Harbor. Safe Harbor is currently seeking relationships with additional financial institutions that would fund Safe Harbor’s loans and other sources of working capital with which Safe Harbor could fund the loans directly. Safe Harbor has created a lending program tailored specifically to the unique needs of CRBs while also achieving strong returns on quality loans. We believe lending-related income will represent the most significant portion of our revenue by 2023. While third parties are presently used to provide loan underwriting and servicing, Safe Harbor plans on building out a full-service internal lending function to improve the efficiency of our lending process and to increase future profitability.

We feel we have taken a creative and methodical approach in building the Safe Harbor platform, which has allowed us to nationally scale our business. The platform’s policies, training, monitoring and other processes are well established with talented and expert level knowledge. We also plan to further expand the officer level suite with talent that we believe will further our success. We anticipate this combination will provide a competitive advantage for us as we focus on continued growth.

Industry Overview

Safe Harbor operates as a fintech within the financial services sector of the large and quickly expanding United States (“U.S.”) cannabis industry. The cannabis industry is one of the fastest emerging consumer end markets in the U.S. According to the 2021 Annual Marijuana Business Factbook, the industry is expected to grow from a $20 billion market in 2020 to $46 billion by 2025, representing a 14%% and 20% CAGR in medicinal and adult use respectively. As of March 2022, 38 states plus the District of Columbia have legalized medical cannabis, and 18 states plus the District of Columbia have legalized adult-use cannabis. Additional states that have recently enacted efforts to legalize, such as New York and New Jersey, are expected to contribute significantly to the 2025 market size, which is when they are expected to be fully operational and supported by proper infrastructure

Safe Harbor management is well positioned to assist growing markets; having created a reliable reputation and network over the past seven years. The team is often called upon to work with state and federal officials, regulators, law enforcement and financial service providers to share experience and knowledge on navigating access to financial services. We believe this expertise will allow us to enter new markets with greater ease.

Further momentum with pending legislative and regulatory changes is expected to drive expansion of the total addressable market as more states continue to legalize cannabis for adult-use and medical use. According to a 2022 report from New Frontier Data, an expected 52 million U.S. adults will consume cannabis at least once in 2022 across both legal and unregulated markets. That number is projected to grow by roughly 4% per year over the next eight years, reaching an estimated 71 million U.S. consumers by 2030.

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Over 89 million Americans (26% of the U.S. population) live in states where possession and use of cannabis remain illegal. Currently, approximately 91% of U.S. adults say marijuana should be legal for medical use only or medical and adult-use. This would greatly increase potential end users and we believe reduce stigma around the use of cannabis and cannabis related products.

The Safe Harbor strategy is to be a first-mover in future new legal markets through its platform offering access to financial services, which already allows financial institutions to offer their services to CRBs in multiple states.

We believe there is currently a very small subset of the financial services industry willing to provide a full suite of financial services to CRBs and these providers are extremely fragmented. Safe Harbor has been a front runner in assisting financial institutions that desire to provide reliable financial services to the industry and is well known amongst the leaders in the cannabis financial services arena. Going forward, we feel this positions Safe Harbor well to further optimize market position and become the leading provider of access to financial services focused on the cannabis industry.

The below charts demonstrate the historical and projected U.S. cannabis retail market size and the current state of legalization bifurcated between legalized for medicinal purposes and full adult use legalization including recreational.

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Key Challenges

Legal Environment

Cannabis remains a controlled substance under the CSA. The conflict between federal and state laws allows for prosecution at the federal level, assets remain subject to seizure, and there are potential punitive actions by third parties (including regulated) against financial institutions and financial services providers for entering the business. The only quasi-protective measure in place is the Rohrabacher-Blumenauer Amendment to the Appropriations Budget. However, this amendment is not specifically for financial institutions and is only for the general purpose of prohibiting the use of federal funds to prosecute CRBs in states that have created a regulatory framework for medical cannabis only. The uncertainty of the legal landscape has increased with the previous Attorney General’s January 2018 rescission of the Cole Memorandum, which was guidance issued in August 2013 from then Deputy Attorney General James M. Cole to federal prosecutors that de-prioritized the enforcement of federal marijuana prohibitions. Although, in our opinion, the authority to prosecute cannabis related violations appears to remain vested in each state’s Attorney General, we believe that the 2014 FinCEN Guidance provide an important framework for compliance to parties providing services to CRBs. We also believe that the successful completion of 16 regulatory examinations of our financial institution clients for which we provide onboarding services demonstrates that it is possible to structure onboarding, validation and monitoring services in a compliant manner.

Pending Legislation

Legislation pending at the federal level such as the SAFE Banking Act described above will provide limited protection to financial institutions banking the industry and other financial services providers in as much as the companies and their officers will not be prosecuted or fined simply for servicing the cannabis industry. However, legislation will not protect financial institutions from breaches of Bank Secrecy Act (“BSA”) regulations, which may lead to significant penalties, often resulting in substantial fines assessed by FinCEN. Given inherent risks associated with the cannabis industry such as the remaining illicit market and illegal past, the need to bank the industry at an elevated level of compliance will not change if the legislation passes at the federal level unless BSA changes, which is unlikely.

Complexity of Business

The nature of the cannabis business is such that businesses utilize sophisticated business structures for asset protection and to create ways to maximize tax efficiencies. This makes for very complex business structures with some companies having twenty plus related entities that financial institutions must monitor for adherence to anti-money laundering (“AML”)/BSA regulations. This understanding, diligence and underwriting is labor-intensive work requiring significant hands-on resources.

Regulatory Uncertainty

Due to the divergence between cannabis-related state and federal law, we believe venturing into providing access to banking and financial services for CRBs remains “cutting edge.” We feel that the scrutiny and pressure under which financial institutions and financial services providers must operate to maintain compliant while servicing CRBs, coupled with the pending status of further federal legislation, causes most financial institutions and financial services providers to shy away from the industry. We, however, view this as an opportunity.

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While post-Business Combination SHF will not be regulated as a subsidiary of a regulated financial institution, our agreements with our financial institution partners and the nature of our services typically require we provide these services in a compliant manner. This primarily relates to offering services that are compliant with the 2014 FinCEN Guidance and the BSA. In addition, given our history of being born from a credit union, our services historically have been subject to regulatory oversight from the National Credit Union Administration (“NCUA”). As we will no longer be a credit union service organization post-Business Combination, this will no longer be the case. SHF will nevertheless continue to be subject to a range of laws, rules, and regulations, including those applicable to SHF as a wholly owned subsidiary of an SEC registrant.

In order to ensure we provide our services in an appropriate manner, we maintain policies and procedures we believe to be aligned with the requirements of 2014 FinCEN Guidance and the BSA. These policies and procedures are continuously assessed by management and formally reviewed at least annually. All employees are provided ongoing and annual training to ensure our services are delivered in an appropriate manner. An external audit firm is engaged to audit our compliance with certain policies on a quarterly and annual basis.

BSA/AML Regulations and Ramifications

BSA penalties for non-compliance are significant. For example, during March 2022, FinCEN issued a consent order issuing a $140 million civil penalty to a financial institution for failing to address previously identified AML program issues and other BSA compliance issues. This fine was unrelated to CRBs, which we believe provides a higher risk industry. We believe that most institutions cannot withstand such a penalty and will not take that risk. BSA talent is difficult to find and delegating such legal risk to BSA staff takes a great deal of trust, training, and additional resources to monitor activities and protect the financial institution. We believe our history and experience of providing compliant financial services and in conjunction with our financial institution clients successfully completing 16 regulatory examinations reduces our risk in this area and provides us with a competitive advantage. We are committed to providing services in a compliance first fashion.

Certification Program for Financial Institutions

Standardization between financial service providers and various regulating agencies (FDIC/OCC/NCUA) has created a difficult situation for law enforcement when determining which entities are protecting the financial system. Safe Harbor has worked with state attorneys general to build comfort and understanding on what constitutes a safe and sound program, ensuring no illicit funds enter the financial system. An example of this collaboration led to the development of a New Mexico cannabis banking certification program upon which financial institutions can obtain certification and law enforcement can rely on these certifications to make better assumptions with regards to those financial service providers truly assisting with their priorities. Safe Harbor’s test certifications for Hemp/Cannabis/Testing and financial institutions have been successfully completed and presented to law enforcement for their review. At this point, they have supported the efforts and the program will move forward to include annual certification requirements with minimum standards. Safe Harbor will continue to work with law enforcement to complete a certification program for cannabis banking financial institutions; setting a standard upon which law enforcement can rely.

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Cannabis Focused Fintech Competition

Financial regulators have created a real or perceived barrier to entry for most financial institutions. This has created the utilization of fintech models to provided financial services to the cannabis industry. Unregulated fintechs, i.e., those not formally regulated by federal agencies, are not subject to the same restrictions as chartered financial institutions (i.e., concentration limits on the percentage of balance sheet composed of higher risk cannabis deposits). Fintechs may enjoy this less restricted environment for a period of time but we anticipate these companies will become subject to increasing regulatory requirements. We believe competition at the fintech level remains limited, as the emerging cannabis market requires the creation of sustainable fintech models that understand the regulatory environment, combining technology and regulation. While not fully regulated, fintech models are responsible for moving funds through the financial system via banking partners and must therefore be aware of regulations surrounding the movement of funds and implement BSA programs themselves.

How Safe Harbor Addresses These Challenges

Safe Harbor’s solutions are designed to address the key challenges faced by financial institutions desiring to provide banking services to CRBs. Today’s industry participants lack sufficient and reliable access to traditional financial services. We believe our solutions offer valuable services making communities safer, drive growth in local economies and foster long-term partnerships.

Safe Harbor serves financial institutions desiring to provide banking services to the regulated cannabis industry and maintains a high standard of accountability, transparency, monitoring, reporting and risk mitigation measures while meeting BSA obligations in-line with the 2014 FinCEN Guidance relating to CRBs. BSA obligations vary depending on the growth and complexity of the CRB banking customers’ business, resulting in financial service providers constantly adjusting activities to meet expectations. Safe Harbor’s program has actual “hands-on” experience in the market since January 2015. We have increased BSA activities every year to manage to the emerging market risks and growth of the portfolio. This experience has allowed for the formulation of best practices and standardized processes that provide for a better understanding of these risks in order to mitigate them. We believe that the Safe Harbor brand has been optimized on a national level to include sound and recognized exposure with financial institutions, legislators, governing officials, attorneys’ generals, regulators and the overall cannabis industry.

We have developed proprietary software built specifically for the cannabis industry from input gathered from our experience handling the onboarding of CRB accounts for PCCU. Our software enables our financial institution clients to manage the customer onboarding process, including applications and intake, “know your customer” diligence, and ongoing compliance monitoring, coupled with financial services relationship monitoring. Our software is continuously improved based on our experience and is updated to include new options and functions associated with the emerging cannabis market. Our software is able to run on different core banking systems, so as a result we are able to offer this software to financial institution clients who desire to use our software for diligence and monitoring purposes for their own CRB customers without our assistance. Ultimately, we believe that our software can be updated to accommodate new industries and to enhance existing processes for increased efficiencies.

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Financial institutions continue to shy away from banking the cannabis market due to cannabis remaining a Schedule 1 drug, thus illegal under federal law. Because there is no “safe harbor” for financial institutions seeking to provide banking services to CRBs, it provides us the opportunity to capitalize on our knowledge and position as a market leader. We believe most financial institutions will not enter the market until federal legalization occurs — especially the large, multi-state financial institutions. Even then, the industry will still be considered a higher-risk banking sector needing strong experience and vetted programs. The 2014 FinCEN Guidance issued in February 2014 detailed the regulatory agency’s compliance and monitoring expectations for financial institutions servicing the cannabis industry. In our opinion, this created a window of opportunity allowing for the ability to serve the cannabis industry. We believe this window of opportunity, along with our proven track record, reduces the risk of any negative consequences as a result of servicing the cannabis industry.

It is our opinion that many competitors will attempt to enter the financial services market without understanding the complexity or regulatory demands and we believe many will quit once they assess required resources to maintain a compliant program. We have seen several financial institutions divest their balance sheet of cannabis risk in the last year due to regulatory pressures and demands on BSA dedicated resources.

Banking, or the lack of banking provided to the cannabis industry, remains a national issue due to the conflict in federal and state laws, reputational risk, and AML/BSA regulatory requirements. CRBs have been unbanked or even banked secretly. Many financial institutions start serving the industry only to quickly close down their cannabis focused operations due to i) lack of industry knowledge, ii) regulatory pressure, iii) cash management volume, and iv) the labor-intensive monitoring and reporting requirements.

Traditional fintech operations typically have difficulty obtaining banking relationships in which to conduct business as the financial institution still remains liable for BSA obligations and yet the fintech retains control of all safety and soundness processes - a high and potentially expensive financial institution risk without direct control. Safe Harbor, under the umbrella of our parent financial institution, PCCU, methodically built its platform in a regulated manner under the supervision of financial regulators. This allows Safe Harbor to continue to operate with attention and activities based upon required regulations and provide financial institution partners with whom we work confidence in our ability to manage the higher-risk cannabis industry. Going forward, Safe Harbor will continue to operate in a manner to ensure a smooth transition once regulations are standardized for businesses providing financial services under a fintech model.

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Our Competitive Strengths

We believe that we are a leading service provider to financial institutions desiring to provide banking services for the U.S. cannabis industry, and our key competitive strengths are the following:

We are a leading provider of services to financial institutions desiring to provide banking services to CRBs in the U.S.

We are one of the largest providers of access to financial service solutions to U.S. cannabis operators with nearly 600 accounts that were onboarded using our services, over $12 billion in funds monitored since inception (including our predecessor, Eagle Legacy Services, LLC, which was a subsidiary of PCCU) and approximately $3.6 billion in cannabis-related business deposits sourced by us in 2021. Since 2015, the accounts onboarded by us has grown from 10 accounts in Colorado to nearly 600 accounts across 20 states with compounded annual growth rate of deposit activity of approximately 69%. These accounts represent a diverse base of multi-state operators, single-state operators, and ancillary businesses that provide services to CRBs. As the number of CRBs continues to grow and future new markets are created, we believe that our reliable suite of financial compliance, onboarding and monitoring service offerings, coupled with our established position in the industry, will enable us to continue to grow the number of financial institutions to which we provide our services in new markets and deepen our existing leadership position. We believe that our experience to date in onboarding CRB accounts, growing geographic footprint, and established position as a leading provider of access to financial services all support our efforts as a first mover in new markets and make it more difficult for incumbents and new entrants to replicate our success.

We have a currently unique cost of capital advantage, robust pipeline of lending opportunities, and underwriting expertise.

Access to capital is a critical need for CRBs to expand their existing operations, build out facilities in new markets, and to fund acquisition opportunities. Our relationships allow us to provide lending services from the CRB account balances held at our financial institution clients to their existing and new customers, providing a cost of capital advantage that we believe is currently unique as compared to specialty lenders or other competitors in the space reliant on outside capital to finance loans. As of December 31, 2021, our lending capacity from existing deposits alone was approximately $95 million. Since December 2021, our lending capacity has increased due to the increase in PCCU’s net worth and applicable lending capacity ratio. As part of this transaction, we anticipate PCCU’s net worth to increase substantially as SHF’s largest shareholder. Additionally, as these deposits continue to grow through new customers or expansion of existing operations, we will expand our lending capacity through our own business growth. Due to this lower cost of capital advantage, we target senior secured loans with competitive interest rates which we believe are significantly lower than competitors while allowing us similar or greater net interest spreads. Our cost-of-capital advantage may be eroded, however, as other financial institutions that have a similarly low cost of capital increasingly enter the CRB lending space.

Since launching our commercial lending program in 2020, we have grown our actionable pipeline of qualified lending opportunities to approximately $500 million, representing established public and private CRBs across 10 different states. Our pipeline consists of existing CRBs whose accounts Safe Harbor onboarded, including both single and multi state operators. We believe that as our lending program expands and additional marketing efforts are deployed, our pipeline of opportunities will continue to grow.

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We believe our proprietary onboarding platform and experience with CRBs have developed differentiated knowledge of CRBs and insights into underwriting loans. While third parties are currently used to provide loan underwriting and servicing services, Safe Harbor plans on building out a full-service internal lending function to improve the efficiency of our lending process and to increase future profitability. Through our third-party loan underwriting and servicing providers, we utilize various forms of collateral in underwriting including real estate, equipment, license values, receivables, and other business assets to determine collateral packages. Our internal team is led by experienced cannabis investors and supported by a rigorous loan committee process and external underwriting resources.

Our collection procedures are designed to ensure that neither we nor our financial institution clients who provide funding for a loan, nor a third-party agent engaged to assist with the liquidation or foreclosure process, will take possession of cannabis inventory, cannabis paraphernalia, or other cannabis-related assets, nor will they take title to real estate used in cannabis-related businesses. Upon default of a loan, a third-party agent will be engaged to work with the borrower to have the borrower sell collateral securing the loan to a third party or to institute a foreclosure proceeding to have such collateral sold to generate funds towards the payoff of the loan. Applicable regulations under state law that govern CRBs generally do not permit the taking of title to real estate involved in commercial sales of cannabis, whether through foreclosure or otherwise, without prior regulatory approval. The sale of a license or other realization of the value of licenses also requires the approval of state and local regulatory authorities. A defaulted loan may also be sold if such sale would yield higher proceeds or that a sale could be accomplished more quickly than a foreclosure proceeding while yielding proceeds comparable to what would be expected from a foreclosure sale. Such sale of the loan would be conducted through a third-party administrative agent. However, we can provide no assurances that a sale of such loans would be possible or that the sales price of such loans would be sufficient to recover the outstanding principal balance, accrued interest, and fees.

As the industry continues to expand, we believe our existing client relationships and industry expertise will continue what we believe to be our competitive advantage as a commercial lending solution for CRBs.

We have deep expertise in financial services and regulations and the unique challenges faced by financial institutions.

We entered the cannabis market in 2015 and have leveraged management’s expertise in financial regulation and compliance to solve the issues faced by financial institutions seeking to serve the cannabis industry, as well as cannabis customers seeking financial service solutions. We have designed specific onboarding practices and compliance monitoring procedures that we believe are difficult to replicate without expertise and experience to support internal operations.

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Safe Harbor was sought out by financial institutions wanting to enter the cannabis banking market. Consequently, we created a program to train, support and license our processes and procedures while providing onboarding services to financial institutions; helping them build their own cannabis portfolios. We selectively choose financial institutions that will further our model at this point to leverage balance sheets and to create a network of financial institutions with whom to syndicate large cannabis loans; sharing the risk and expanding our access to balance sheets with trusted partners.

In 2016, due to incoming inquiries from other financial service providers, Safe Harbor’s CEO wrote a book outlining the process to start a cannabis banking program to assist others with providing financial services to the cannabis market. The book assisted many financial service providers navigate their way through the risks associated with serving the cannabis industry.

We are uniquely positioned to consolidate the highly fragmented cannabis financial services providers.

As a leading service provider to financial institutions desiring to provide banking services to CRBs and a recognized leader in compliance services for financial institutions, we are well positioned to consolidate offerings across the cannabis financial services value chain. Our deep customer knowledge drives our growth strategy and allows us to target additional services with an existing customer base and add customers through new offerings. We plan to create significant value, attract additional financial institution clients, and deepen our relationship with existing financial institution clients through leveraging our account data and insight to develop or acquire additional financial service offerings.

We have assembled a highly experienced and complementary senior management team to execute our strategy.

Our Chief Executive Officer, Sundie Seefried, has over 35 years of financial services experience, over 30 years as a financial institution executive, with 20 of those as the CEO, and is a nationally recognized CEO and industry thought leader in cannabis financial services. Our Chief Strategic Business Development Officer, Tyler Beuerlein, has over eight years’ experience in cannabis financial services and developing bank and credit union relationships. We continue to build out a team that we believe can execute on a national strategy and already well versed on the intricacies of the cannabis market. The existing expertise, requiring no steep learning curve, will provide us the competitive advantage to lead the market while others are learning and building expertise.

Our Growth Strategies

Our goal is to become the leading cannabis focused fintech and provider of access to financial services, providing one-stop shop for financial institution clients desiring to provide services across all verticals in the cannabis space. In order to achieve our goal, we plan to implement organic and M&A growth strategies along with expanding in keeping with the changing regulatory landscape in the U.S. and abroad.

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As of March 31, 2022, we had onboarded and were monitoring approximately 600 accounts spanning various CRB sectors, including but not limited to cultivators, manufactures, retailers, technology providers, and point of sale providers, including small single state operators to some of the largest multi-state cannabis companies. Deposits processed through our platform for our financial institution clients have steadily increased since our inception. Refer to the below chart for onboarded deposit activity by year.

We believe our reputation in the cannabis industry and the financial solutions we provide to financial institutions desiring to provide banking services to CRBs provide us with the opportunity to expand our operational footprint and grow revenue through selling additional services and providing incremental value to CRBs through lending services. The revenue growth of the accounts monitored by us will lead to larger deposit driven fees along with an expanding “sticky” deposit base, which will in turn allows us to provide loan services that further assist the CRBs in their growth. This creates a “flywheel” effect that will benefit us. Through being one of the first providers of access to financial services focused on cannabis, we have created the go-to name for access to compliant cannabis financial services and, through our value-added services relating to time-consuming and intensive onboarding, validation and monitoring processes, we continue to see year over year revenue and profit growth.

New Medical and Recreational Cannabis Markets

Across the U.S., legalization efforts have continued at a swift pace. Generally, states begin with smaller medical cannabis use programs before transitioning to full adult-use recreational markets. As new markets open, CRBs in new states typically have trouble with access to financial services and do not understand how to properly deal with the unique nuances that come with compliantly banking cannabis companies. We plan on leveraging our positioning from a regulatory perspective to be a responsive first-mover by offering our services to financial institutions in new recreational and medical cannabis markets as they become legal, which will give us an ability to expand operations into these new states. We believe our extensive understanding of how to handle this cash intensive business puts us in a unique position to not only assist through providing our compliance services to financial institutions, and participating in the educational process to ensure a properly banked cannabis industry in each new state. Furthermore, our lending services will enable us to assist in providing sources of capital to early entrants into these newly legalized states and further build a moat around our business model. We have also begun to look at new markets outside the U.S. that are at the beginning stages of legalization efforts. We will leverage our compliance first expertise as we work with regulators to build out compliant financial service solutions for these jurisdictions.

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Further Penetrate Existing Legal Markets

We plan to leverage our existing position in the market as a reputable solution along with our additional value-added services to grow within the legal cannabis markets in which we currently operate. While we believe that we are currently one of the larger firms focused on providing access to financial services for cannabis, we are geographically concentrated in the state of Colorado and believe through increased marketing, we are in a strong position to grow the deposits onboarded and monitored by us and the resulting revenue driven by fees from these deposits and lending services through expansion into new markets in states where cannabis is legal and into existing states where cannabis is legal and in which we have onboarded fewer accounts. It is important to note that, historically, our growth has been driven primarily through word of mouth surrounding our compliant solution and value-added services. We believe that without past constraints as a result of being wholly owned by PCCU, we will be able to increase our account onboarding capacity and capture meaningful business in all currently legal cannabis markets. These constraints have included the following:

● We have been expanding our management team in anticipation of the closing beyond our prior senior staffing levels, such as adding Tyler Beuerlein as our Chief Strategic Business Development Officer, and engaging other consultants and advisors to assist in the development of our lending program and to expand our business development efforts.

● As a wholly owned subsidiary of a credit union, the capacity for our lending services and our ability to onboard additional CRB accounts needing access to deposit services are limited by regulations and PCCU policies that limit, for example, the types and amounts of loans offered to our CRB customers and the aggregate amount of deposits held by PCCU for CRBs. To the extent that we continue to work with PCCU to provide loans to CRBs and host CRB deposits, those regulatory limitations and PCCU policies will continue to apply to loans made and deposits hosted by PCCU. We are not restricted from seeking arrangements with other financial institutions following the closing and therefore our business plan includes a focus on expanding the funding sources for our loan services and expanding the number of financial institutions to whom we will provide our account onboarding, validation and monitoring services.

● We have depended on PCCU for various services, including operational, financial, marketing, IT and human resources. PCCU will continue to provide many of these services for us following the closing under our Amended and Restated Support Services Agreement. We currently intend to bring certain functions in house, such as financial reporting and marketing, following the closing. Our ability to bring operational functions in house will enable us to focus our resources in the manner we determine will best serve our needs.

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Lending

Through the introduction of our lending services program in 2020, we have begun to add new revenue streams to the business reflecting our recent focus on ramping up our lending services business. Our lending services program is among the first commercial cannabis lending services programs in the United States. We believe that the rates offered by our financial institution clients are extremely competitive relative to the specialty asset lenders, private investment funds and public REITs that have been most active in the CRB lending space, as well as with financial institutions that have begun lending to CRBs. We believe that our advantage associated with our lending services is the materially lower cost of capital relative to the other non-financial-institution lenders because our loans to date have been, and we anticipate in the future will be, made from funding provided by deposits held at PCCU and other financial institutions with which we may have future deposit custody relationships. Deposits are traditionally a low cost of funds for financial institutions. By comparison, specialty lenders and other non-financial-institution lenders typically obtain funds for lending activities through debt or equity capital raises or warehouse lines of credit, both of which are generally more costly sources of capital. We believe that the current cost of capital advantage associated with our lending services will allow us to lend at lower rates while obtaining similar gross yields. Furthermore, our lending services program can allow for further deposit growth of deposit accounts we onboard due to our more recent strategy of adding depository accounts for businesses who obtain a loan through our services. As we increase lending services, we may also increase the deposits held by our financial institution clients, which then in turn may increase our lending services. Our cost-of-capital advantage may be eroded, however, as other financial institutions that have a similarly low cost of capital increasingly enter the CRB lending space.

On June 7, 2022, we announced the closing of a $5.0 million senior secured loan to Solar Cannabis Co. (“Solar”), headquartered in Somerset, Massachusetts (the “Solar Loan”) by PCCU. Solar was referred to us by Luminous Capital Inc., an affiliate of the Sponsor. The Solar Loan was underwritten and closed in accordance with PCCU’s customary underwriting standards and closing procedures and funded by PCCU. Pursuant to a consulting agreement dated January 5, 2022 by and between Luminous Capital Inc. and Solar, Luminous Capital Inc. received a fee of $50,000 from Solar in connection with the closing of the Solar Loan. The payment of this fee to Luminous Capital Inc. was disclosed to, and reviewed and approved by, the boards of directors of the Company and PCCU and the board of managers of SHF.

Growth Through Potential Acquisitions

Initially, our M&A strategy will focus on opportunities that expand the services we can offer, increase our lending capacity and complement our technology platform. We also intend to focus on growing depository account compliance services and lending services market share through direct acquisitions by our financial institution clients of accounts that we will then service. In the long run, a sound M&A strategy will be important to the end goal of Safe Harbor being the one stop shop for access to cannabis focused financial services. We believe approaching potential candidates in a disciplined manner will enhance our reputation as a trustworthy partner and encourage others to come to the table. Our objective is to attract the best of the best with proven track records. Targets will be assessed, amongst other things, based on various attributes including:

●	existing proven models,
●	enhanced and incremental revenue and service offerings,
●	accretive internal talent and expertise to grow the cannabis business and
●	technological and other competitive differentiation.

For each transaction, potential synergies and efficiencies resulting in increased profitability will be analyzed in conjunction with thorough due diligence.

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Business Development and Sales

We have added Tyler Beuerlein as our Chief Strategic Business Development Officer to continue to expand our national presence. Mr. Beuerlein has networked at multiple levels, establishing a high level of credibility with financial institutions, regulators and the cannabis industry. He has personally assisted numerous cannabis entities with securing banking across the country and will now bring that talent and network to Safe Harbor. We believe the network built by Mr. Beuerlein will bring growth to our depository and lending relationships.

Marketing

Historically, Safe Harbor has grown almost entirely through word of mouth and organic growth. While still robust, growth was constrained by our present owner, PCCU, due to cannabis client concentration limits and other balance sheet constraints. Thus, marketing was not necessary. As the market has evolved and with increased competition, marketing will be leveraged at a higher level than in the past. We have accomplished great success without marketing, and we are confident that allocating marketing dollars to our activities in conjunction with our business development activities will prove fruitful.

In 2022, we formally produced our first marketing plan for the next level of success and will be focusing on the following activities to ensure greater exposure and brand awareness:

●	utilization of a well-known public relations and investor relations firm,
●	new website to optimize search engine optimization,
●	referral relationships and success fees,
●	multiple conference participation and speaking engagements,
●	customer retention promotions, and
●	email and e-blast campaigns along with more traditional direct mail marketing activities.

Technology

We are constantly looking to enhance our proprietary software solution built specifically for the cannabis industry. As the market changes or Safe Harbor expands its lines of businesses, we intend to continue to build out our software to ensure efficiencies and fulfilment of necessary BSA obligations and incremental services. Likewise, our proprietary onboarding software will be updated to accommodate new industries as well as enhance present processes for increased efficiencies. We anticipate further expanding our technology to enhance how we work with our financial institution clients and ultimately, consistent with applicable laws and regulations, to allow for greater ability to onboard, validate and monitor CRB deposit accounts and provide our lending services to our financial institution clients.

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Revenue Concentration

As previously discussed, we provide BSA and other compliance onboarding, validation and monitoring services for PCCU and other financial institutions, which hold the deposit accounts for CRBs and ancillary businesses. We provided these services in connection with approximately 572 account holders, which were composed of 291 CRBs and 281 ancillary businesses at December 31, 2021 and approximately 590 account holders composed of 307 CRBs and 283 ancillary businesses at March 31, 2022. The fees for accounts we onboarded are generated at the account holder level. Currently, fee income from onboarded accounts represents our largest revenue stream. No single account holder was responsible for more than 2% of deposit fee income for the year ended December 31, 2020 and 2021, respectively. No single account holder was responsible for more than 2% and 3% of deposit fee income for the three months ended March 31, 2021 and 2022, respectively. No single account holder accounted for more than 6.4% and 7.6% of account balances onboarded at December 31, 2020 and 2021, respectively. No single account holder accounted for more than 12.0% and 7.2% of account balances at March 31, 2021 and 2022, respectively. The 10 largest accounts onboarded by us resulted in approximately 9.4% and 11.9% of fee income for onboarded accounts for the years ended December 31, 2020 and 2021, respectively, and resulted in approximately 13.1% and 10.3% of fee income for onboarded accounts for the three months ended March 31, 2021 and 2022, respectively. Currently, we do have a higher concentration of revenue from accounts for CRBs in Colorado but that has begun to shift throughout 2021 and will continue into the future as we execute a national marketing program.

All fees and related revenue for the ongoing monitoring and validation services are collected by Safe Harbor’s financial institution clients or their third party agents and subsequently paid to SHF. Depository and account activity fees are debited from the CRB deposit accounts held at the financial institution clients. Amounts are remitted to Safe Harbor typically one month in arrears. When providing lending services, typically the full loan amount is funded by the financial institution client to a third party processor prior to payment to the borrower. Any loan origination fees due to Safe Harbor are remitted to Safe Harbor from the processor at the time of loan closing. Loan interest is currently collected by either a third party servicer or the financial institution client. Related loan interest due to Safe Harbor is typically paid one to two months in arears. Interest income is generated from depository cash held at the financial institution. Safe Harbor’s portion of interest income is paid to Safe Harbor by the financial institution client.

Regulation

In the conduct of its business, Safe Harbor is subject to various laws, regulations and rules enacted by national, regional and local governments relating to, among other things, laws and regulations associated with lending and the cannabis industry. As a subsidiary of a credit union and a credit union service organization (a “CUSO”), Safe Harbor’s services historically have been subject to regulatory oversight from the NCUA. Following the closing of the Business Combination, Safe Harbor will no longer be a CUSO. Nevertheless, to ensure we provide our services in a manner compliant with our financial institution partners’ regulatory requirements, Safe Harbor maintains policies and procedures consistent with the requirements of the 2014 FinCen Guidance and the BSA.

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●	The 2014 FinCEN Guidance clarify how financial institutions can provide services to CRBs businesses consistent with their BSA obligations. The 2014 FinCEN Guidance provide that the decision to open, close, or refuse any particular account or relationship should be made by each financial institution based on a number of factors specific to that institution, including the institution’s business objectives, an evaluation of the risks associated with offering a particular product or service, and its capacity to manage those risks effectively. The 2014 FinCEN Guidance specify that thorough customer due diligence is a critical aspect of making this assessment, which diligence should include: (i) verifying with the appropriate state authorities whether the business is duly licensed and registered; (ii) reviewing the license application (and related documentation) submitted by the business for obtaining a state license to operate its marijuana-related business; (iii) requesting from state licensing and enforcement authorities available information about the business and related parties; (iv) developing an understanding of the normal and expected activity for the business, including the types of products to be sold and the type of customers to be served (e.g., medical versus recreational customers); (v) ongoing monitoring of publicly available sources for adverse information about the business and related parties; (vi) ongoing monitoring for suspicious activity, including for any of the red flags described in this guidance; and (vii) refreshing information obtained as part of customer due diligence on a periodic basis and commensurate with the risk. The 2014 FinCEN Guidance also provide guidance with respect to a financial institution’s or service provider’s obligations to file suspicious activity reports, or SARs, on CRBs. The 2014 FinCEN Guidance also describes “red flags” that point to activities that signal potential illegal activities. Finally, the 2014 FinCEN Guidance reminds financial institutions of their obligations to file currency transaction reports for CRBs engaging in cash transactions in excess of $10,000 per day.

●	The Currency and Foreign Transactions Reporting Act of 1970, which is commonly referred to as the “Bank Secrecy Act,” or BSA, requires U.S. financial institutions to assist U.S. government agencies to detect and prevent money laundering. Specifically, the BSA requires financial institutions to keep records of cash purchases of negotiable instruments, file currency transaction reports, and to report suspicious activity that might signify money laundering, tax evasion, or other criminal activities.

To the extent that Safe Harbor provides the funding for a loan, its commercial lending activities are subject to various state laws relating to usury that govern or limit interest rates and other fees charged on loans, permitted contractual loan terms, collection practices and creditor remedies.

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As Safe Harbor’s business expands to additional states, we will be required to review and comply with those states’ laws that apply to our services and business activities. We will also be required to determine whether we will become subject to additional areas of regulation if we expand the types of activities in which we engage. For example, because we do not hold customer deposits or offer loans for consumer or personal purposes, we are not currently required to have a financial institution charter or lending license in the states in which we currently provide services or loans. If we do not identify activities that would require a regulatory application, license or other approval, or if the interpretation and application of the laws to which we are currently subject change, those additional laws, rules and regulations or changes therein could have a material adverse effect on our business, investments and results of operations. A failure to comply with any applicable laws, regulations or rules, as interpreted and applied, could have a material adverse effect on our business and results of operations.

Competition

We operate in an increasingly competitive market for compliance, customer intake and management, and lending services. Our competitors for our compliance and customer-focused services include both traditional financial institutions and fintech companies. Some of our competitors are substantially larger and more established and have considerably greater financial, technical and marketing resources than we do. Although we believe that some of our competition is fragmented, with competitors offering technology that enhances customer banking experiences or offers compliance-focused solutions directly to the financial institution but not a combined suite of offerings consisting of compliance focused software and monitoring coupled with personalized financial services relationship management and lending capabilities, there can be no assurances that our services will enable us to successfully compete against our competitors. In addition, lending competitors include both private investment funds and public REITS focused on the cannabis industry as well as specialty asset lenders. More recently, traditional financial institutions have begun offering loans to CRBs. Because they have a cost of funds more comparable to ours, we may face greater competition in providing loans to CRBs.

Intellectual Property

We have filed an application to register the mark “Safe Harbor Financial” in the United States. We also rely on non-disclosure agreements, invention assignment agreements, intellectual property assignment agreements, or license agreements with employees, independent contractors, consumers, software providers and other third parties, which protect and limit access to and use of our proprietary intellectual property.

Circumstances outside our control could pose a threat to our intellectual property rights. For more information, see the section entitled “Risk Factors—Risks Related to Safe Harbor’s Intellectual Property.”

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Facilities

Our corporate headquarters is located in Arvada, Colorado pursuant to a month-to-month lease from PCCU. Safe Harbor is currently looking at moving to a space that is better suited for growth and to attract and retain top-tier talent. We believe we can obtain this required space on commercially reasonable terms.

Employees and Human Capital Resources

As of March 31, 2022, we had 29 full-time employees, including employees focused on advisory services to financial institution clients, onboarding, compliance, lending services, marketing, business development and strategy and two contract employees. In 2021, we had a total turnover ratio of 29% with a voluntary turnover of 23% and involuntary turnover of 6%. During the three months ended March 31, 2022, we had a total turnover ratio of 3.7%. We also engage independent contractors to supplement our permanent workforce. Our entire workforce is in the United States.

We believe that being able to attract and retain top talent is both a strategic advantage for Safe Harbor and is necessary to realize our business objectives. We consider our relations with our employees to be good. None of our employees are represented by a labor union or covered by collective bargaining agreements, and we have not experienced any work stoppages.

Executive Officers

Set forth below is certain information regarding the current executive officers of SHF:

Name	Age	Position

Sundie Seefried	60	Chief Executive Officer

Tyler Beuerlein	42	Chief Strategic Business Development Officer

Sundie Seefried. Ms. Seefried currently serves as the Chief Executive Officer of SHF, a position she has held since July 2021. Prior to joining SHF, Ms. Seefried served as the Chief Executive Officer of PCCU from 2001 until June 2021 and as the Chief Executive Officer of Eagle Legacy Services, LLC from January 2020 until March 2021. Ms. Seefried previously served as a board member of the Colorado Division of Financial Services from 2019 until 2021, and as a board member of the Credit Union Association from 2007 until 2015. Ms. Seefried received her Bachelor of Science in Business Management from the University of Maryland and her Master of Business Administration from Regis University, Colorado.

Tyler Beuerlein. Mr. Beuerlein currently serves as the Chief Strategic Business Development Officer of SHF, a position he has held since April 2022. Prior to his employment with SHF, from February 2015 to April 2022, he served as the Chief Revenue Officer and Chief Business Development Officer for Hypur Ventures, a venture capital fund dedicated strategic investments in businesses that operate in the legal cannabis industry. Mr. Beuerlein was the former Chairman of the National Cannabis Industry Association Banking and Financial Services Committee (2020). Additionally, he has been appointed to be on both the Marijuana Business Daily’s Advisory Board and ATACH Cannabis Beverage Council. He is also a member of the Forbes Business Development Council. Formerly, Mr. Beuerlein founded and managed a large beverage company and was a Professional athlete in the New York Mets Organization.

Available Information

SHF’s Internet address is https://shfinancial.org/. The information contained on SHF’s website is not incorporated by reference into this filing and should not be considered part of this filing. SHF’s principal executive offices are located at 5269 W. 62nd Avenue, Arvada, Colorado 80003 and its telephone number is (303) 431-3435. SHF was organized in the State of Colorado on May 1, 2020.

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